Mail Stop 4561

October 21, 2008

Mr. Jeffrey A. Patterson
Chief Executive Officer and President
Prime Group Realty Trust
77 West Wacker Drive
Suite 3900
Chicago, Illinois 60601

> **Re:**   **Prime Group Realty Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 07/23/08**
> **Form 10-Q for the quarter ended June 30, 2008**
> **Filed 08/14/08**
> **File No. 001-13589**

Dear Mr. Patterson:

We have reviewed your response letter dated September 16, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

1. We note your response to comment 1(b); however, you did not fully address your presentation of changes in restricted cash. You state that at December 31, 2007 your escrow accounts and restricted cash balances totaled $41.7 million and that the escrows relate to $17.3 million for capital and tenant improvements. We note

on page 39 of your 2007 Form 10-K that the $41.7 million balance also includes $9.8 million related to real estate taxes and insurance, $6.3 million representing lease obligations, $3.0 million for depository accounts, $1 million related to environmental remediation, and $4.3 for other purposes. Please additionally tell us why you believe that the changes in these restricted cash flows should be presented as an investing activity in your statements of cash flows. It appears that the nature of the source of some of these cash flows is your operating activities. Please see SFAS 95, specifically paragraph 87, for reference.

2. We note your response to comment 1(c). You state that leasing costs pertain to leasing commissions, lease assumption costs, and other leasing costs directly attributable to tenant leases; therefore, these cash flows appear to relate directly to your operating activities since they are costs you incur in order to provide your service of leasing real estate. Please explain further and see paragraph 21 of SFAS 95 for reference.

Note 15 – Commitments and Contingencies, page F-40

3. We note your response to comment 2. Please tell us why you did not record a liability for this tax indemnity agreement at the time of the acquisition by The Lightstone Group in 2005 and explain further your reasons for entering into a release agreement with Mr. Casati which resulted in a payment of $4.2 million to him. If no liability was recorded in 2005, it appears that you did not believe that it was probable at the time that you would incur a loss from this agreement; therefore, it appears that there may have been a change in circumstances subsequent to the transaction with The Lightstone Group in 2005. Please explain.

Form 10-Q for the quarter ended June 30, 2008

Note 9 – Recent Developments, page 12

4. We note your response to comment 4. Please tell us the terms of the sale in more detail and provide us with a copy of the sales agreement and any other material related documents (i.e. covenants). Please also address the following items in your response:
   - In light of the fact that this transaction only involved 12 floors of your 52 floor building, tell us how you determined that it was appropriate to account for the transaction as a sale.
   - Tell us if this was a fee simple sale.
   - Tell us the terms of your agreements for the sharing of common areas and how you considered your continued support of the 12 floors through the sharing of the common areas in your accounting treatment. It appears that the operations of the hotel will affect the operations and marketability of

your office property. Please explain how you considered this continued involvement in your analysis of the transaction.

- In your press release dated March 18, 2008, you stated that in addition to doing improvements/work on the hotel floors you will also perform a building-wide redevelopment of the remainder of the building. Tell us how this additional redevelopment was factored into the closing of the transaction and the current status and timing of the additional redevelopment.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief